

Grade 6-8 NGSS, CA Integrated Sequence

_____ - Pilot units

GRADE 6 Integrated	GRADE 7 Integrated	GRADE 8 Integrated
Intro: Teamwork, Science Journal, data and experimentation, safety	Intro: Nature of science, diversity of sci and engrs; SEPs and CCCs, review of Gr 6 topics	Intro: Nature of science, everyday technologies, slo-mo and time lapse of phenomena
Thermal Energy	Earth Systems	Motion and Forces
Weather Phenomena	Properties of Matter	Energy (PE and KE)
Climate	Elements, Compounds and Periodic Table	Electricity and Magnetism
Climate Change	Physical and Chem. Changes, Endo. & Exothermic processes	Waves and practical applications
Microscope (Sample unit)	Photosynthesis and Respiration	Earth's place in the Universe
Cells	Ecology	Geologic Time Scale
Body Systems	Natural Resources	Evolution of Life on Earth
Traits and Survival		Human Impact (increased population and consumption)



Grade 6-8 NGSS, CA Discipline-specific Sequence

_____- Pilot units

GRADE 6: Earth Science	GRADE 7: Life Science	GRADE 8: Physical Science
Intro: Teamwork, Garden Journal, Data and experimentation, safety	Intro: Nature of science, diversity of sci. and engrs., everyday technologies, safety	Intro: Nature of science, engineering, and technology, bios
Weather Phenomena	Microscope (Sample unit)	Properties of Matter
Climate	Cells	Elements, Compounds and Periodic Table
Climate Change	Body Systems	Physical & Chem. Changes, Endo and Exothermic processes
Natural Resources	Photosynthesis and Respiration	Motion and Forces
Earth Systems	Traits and Survival	Energy (PE and KE)
Earth's place in the Universe	Ecology	Electricity and Magnetism
Geological time scale	Evolution of Life on Earth	Thermal Energy
	Human Impact (incr. pop & consumption, incl. data)	Waves and practical applications

impactscience.co